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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under The Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                                Geokinetics Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   372910 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                               Parson & Brown LLP
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 18, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

       Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------


       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages





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CUSIP NO.  372910 10 9                13D                    PAGE  2 OF 19 PAGES
          ---------------------                                   --    --


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         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Steven A. Webster

-------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2                                                                      (b)  [ ]

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   3     SEC USE ONLY


-------------------------------------------------------------------------------------------------

         SOURCE OF FUNDS*
   4     BK (See Item 3)

-------------------------------------------------------------------------------------------------

         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
   5                                                                                    [ ]

-------------------------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION
   6     United States


-------------------------------------------------------------------------------------------------

                             SOLE VOTING POWER
                        7    See Item 5(b)
     NUMBER OF       ----------------------------------------------------------------------------
      SHARES
   BENEFICIALLY              SHARED VOTING POWER
     OWNED BY           8    See Item 5(b)
      EACH           ----------------------------------------------------------------------------
    REPORTING                SOLE DISPOSITIVE POWER
   PERSON WITH          9    See Item 5(b)
                     ----------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                       10    See Item 5(b)

-------------------------------------------------------------------------------------------------

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    10,347,914 shares (assuming the conversion of the Series A and Series B
        Preferred into Common and the exercise of the Bridge Loan Warrants owned by Webster); See Item 5(a)

-------------------------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12    CERTAIN SHARES*                                                                     [X]
        See Item 5(a)

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        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13    64.5% (assuming the conversion of the Series A and Series B Preferred into Common and the exercise of the Bridge Loan Warrants owned by
        Webster); See Item 5(a)

-------------------------------------------------------------------------------------------------

        TYPE OF REPORTING PERSON*
  14    IN

-------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 19 Pages







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



CUSIP NO.  372910 10 9                13D                    PAGE  3 OF 19 PAGES
          ---------------------                                   --    --


-------------------------------------------------------------------------------------------------

         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William R. Ziegler

-------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  [ ]
   2                                                                         (b)  [ ]

-------------------------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------

         SOURCE OF FUNDS*
   4     BK (See Item 3)

-------------------------------------------------------------------------------------------------

         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
   5                                                                                        [ ]

-------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------------------------

                             SOLE VOTING POWER
                        7    See Item 5(b)
     NUMBER OF       ----------------------------------------------------------------------------
      SHARES
   BENEFICIALLY              SHARED VOTING POWER
     OWNED BY           8    See Item 5(b)
      EACH           ----------------------------------------------------------------------------
    REPORTING                SOLE DISPOSITIVE POWER
   PERSON WITH          9    See Item 5(b)
                     ----------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                       10    See Item 5(b)

-------------------------------------------------------------------------------------------------

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    10,397,929 shares (assuming the conversion of the Series A and Series B
        Preferred into Common and the exercise of the Bridge Loan Warrants and Ziegler Options owned by Ziegler); See Item 5(a)

-------------------------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12    CERTAIN SHARES*                                                                     [X]
        See Item 5(a)

-------------------------------------------------------------------------------------------------

        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13 64.6% (assuming the conversion of the Series A and Series B Preferred into Common and the exercise of the Bridge Loan Warrants and Ziegler
        Options owned by Ziegler); See Item 5(a)

-------------------------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON*
        IN

-------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 19 Pages






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                         AMENDMENT NO. 1 TO SCHEDULE 13D

INTRODUCTION.

               Steven A. Webster ("Webster") and William R. Ziegler ("Ziegler"; Webster and Ziegler being sometimes hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons") are signatories to (i) a certain Schedule 13D which was jointly filed with Securities and Exchange Commission (the "Commission") on May 5, 1997 by the Reporting Persons (the "Initial Group Filing") because such persons may have been deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of the fact that they may have acted in concert in connection with their acquisition of certain securities of the Company (as hereinafter defined), inclusive of certain 12% Senior Secured Notes of the Company and certain subsidiaries of the Company (collectively, the "Senior Notes") and Warrants to acquire Common Stock of the Company (collectively, the "Bridge Loan Warrants"), pursuant to the terms and conditions of a certain Securities Purchase Agreement dated April 25, 1997 (the "Bridge Loan Securities Purchase Agreement") and (ii) a certain new Schedule 13D, of even date herewith (the "New Schedule 13D"), that is being jointly filed by the Reporting Persons and each of Blackhawk Investors, LLC, a Delaware limited liability company ("Blackhawk") and Blackhawk Capital Partners, a Texas general partnership ("BCP") with the Commission contemporaneously with the filing of this Amendment No. 1 to Initial Group Filing, not only because the Reporting Persons, Blackhawk and BCP may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, by virtue of the fact that they may be deemed to have acted in concert in connection with their acquisition of certain securities of the Company, pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated July 18, 1997 among the Company, Blackhawk and the Reporting Persons (the "Securities Purchase and Exchange Agreement"), but also because the Reporting Persons, as the sole partners of BCP, which is the sole managing member of Blackhawk, may be deemed to beneficially own the same securities of the Company acquired by Blackhawk.

               As more fully disclosed in Item 4 below, pursuant to the terms of the Securities Purchase and Exchange Agreement, (i) the Reporting Persons exchanged some of the securities of the Company previously acquired by them pursuant to the Bridge Loan Securities Purchase Agreement for other securities of the Company and (ii) Blackhawk purchased certain securities of the Company that represent more than 5% of the outstanding Common Stock of the Company. Since the Reporting Persons may be deemed to indirectly beneficially own the securities of the Company acquired by Blackhawk, the Reporting Persons have chosen to satisfy the disclosure and filing obligations triggered by their consummation of the transactions contemplated by the Securities Purchase and Exchange Agreement by joining in the Schedule 13D filing of Blackhawk, which is referred to herein as the New Schedule 13D. Accordingly, the Reporting Persons are filing this Amendment No. 1 to the Initial Group Filing, to provide for a termination of such Initial Group Filing, effective upon the filing of the New
Schedule 13D.

                               Page 4 of 19 Pages





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               Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Initial Group Filing.

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the common stock, par value $0.20 per share (the "Common Stock") of Geokinetics Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5555 San Felipe, Suite 780, Houston, Texas 77056.

ITEM 2.        IDENTITY AND BACKGROUND.

               No change.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on July 18, 1997, the Reporting Persons purchased from the Company (i) 458,333 shares of Common Stock, of which 229,166 shares were issued to Webster and 229,167 shares were issued to Ziegler, (ii) 15,625 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), of which 7,812 shares were issued to Webster and 7,813 shares were issued to Ziegler, and (iii) Shadow Warrants to purchase up to an aggregate of 592,009 shares of Common Stock, subject to adjustment (collectively, the "Webster/Ziegler Shadow Warrants"), consisting of (A) a Shadow Warrant issued to Webster with respect to the right to acquire up to 296,004 shares of Common Stock (the "Webster Shadow Warrant") and (B) a Shadow Warrant issued to Ziegler with respect to the right to acquire up to 296,005 shares of Common Stock (the "Ziegler Shadow Warrant"), in consideration of an aggregate purchase price of $500,000 (the "Purchase Price"), of which $343,750 was paid in consideration of the Common Stock ($0.75 per share) and $156,250 was paid in consideration of the Series A Preferred Stock ($10.00 per share). The Purchase Price was paid by the surrender and delivery by the Reporting Persons to the Company of the Senior Notes, in the aggregate principal amount of $500,000 (Senior Note No. 1 issued to Webster in the principal amount of $250,000 and Senior Note No. 2 issued to Ziegler in the principal amount of $250,000).

               The source of funds for the $500,000 aggregate Purchase Price for the securities of the Company acquired by Webster and Ziegler pursuant to the Securities Purchase and Exchange Agreement was the surrender to the Company of the Senior Notes, in the aggregate principal amount of $500,000. As previously disclosed in the Initial Group Filing, the source of funds for the $500,000 subscription price for the Senior Notes and Bridge Loan Warrants acquired by Webster and Ziegler pursuant to the Bridge Loan Securities Purchase Agreement was a draw down by Webster and Ziegler under a joint demand line of credit facility issued by Citibank N.A. in their favor, which credit line is secured by common stock of a company not affiliated with the Company that is owned indirectly by Webster and Ziegler through a corporation that they own and control.

                               Page 5 of 19 Pages





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ITEM 4.        PURPOSE OF TRANSACTION.

               On July 18, 1997, pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, (A) Blackhawk acquired from the Company (x) 5,041,667 shares of Common Stock, (y) 171,875 shares of Series A Preferred Stock and (z) a Shadow Warrant to purchase up to an aggregate of 6,512,095 shares of Common Stock, subject to adjustment (the "Initial Blackhawk Shadow Warrant"), (B) Webster acquired from the Company (x) 229,166 shares of Common Stock, (y) 7,812 shares of Series A Preferred Stock and (z) the Webster Shadow Warrant, representing the right to purchase up to an aggregate of 296,004 shares of Common Stock (subject to adjustment), and (C) Ziegler acquired from the Company (x) 229,167 shares of Common Stock, (y) 7,813 shares of Series A Preferred Stock and (z) the Ziegler Shadow Warrant, representing the right to purchase up to an aggregate of 296,005 shares of Common Stock (subject to adjustment) and (ii) on September 30, 1997, pursuant to the terms and conditions of that certain Securities Purchase Agreement dated as of July 24, 1997 between the Company and Blackhawk (the "Subsequent Securities Purchase Agreement"), Blackhawk acquired from the Company (A) 100,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock"; the Series A Preferred Stock and the Series B Preferred Stock are sometimes hereinafter collectively referred to as the "Preferred Stock") and (B) a Shadow Warrant to purchase up to an aggregate of 1,100,255 shares of Common Stock, subject to adjustment (the "Subsequent Blackhawk Shadow Warrant"), representing the right to purchase up to an aggregate of 1,100,255 shares of Common Stock (subject to adjustment), for an aggregate cash purchase price of $1,000,000, all of which was paid in consideration of the Series B Preferred Stock ($10.00 per share).

               Pursuant to the terms of the Certificate of Designation of Series A Convertible Preferred Stock of the Company (the "Series A Certificate of Designation"), each share of the Series A Preferred Stock (i) has a liquidation preference of $10.00 per share, (ii) has the right to vote as one class with the shares of Common Stock, with each share of Series A Preferred Stock entitling the holder thereof to such number of votes as shall be equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is then convertible, (iii) is entitled to dividends at the same rate as such dividends are declared with respect to the shares of Common Stock, with each share of Series A Preferred Stock being deemed to represent such number of shares of Common Stock into which it is then convertible, (iv) is not be subject to any redemption rights in favor of the Company and (v) is subject to mandatory conversion into 13 1/3 shares of Common Stock (subject to adjustment) upon the filing by the Company of an amendment to its Certificate of Incorporation to increase the number of authorized shares of its Common Stock from 15,000,000 shares to 100,000,000 shares (the "Charter Amendment"). Pursuant to a covenant contained in the Series A Certificate of Designation, the Company is obligated to use its best efforts to cause the Charter Amendment to be approved by its stockholders as soon as possible following the closing of the transactions contemplated by the Securities Purchase and Exchange Agreement and to file the Charter Amendment with the Secretary of State of Delaware promptly following such stockholder approval.

               Pursuant to the terms of the Certificate of Designation of Series B Convertible Preferred Stock of the Company (the "Series B Certificate of Designation"), each share of the


                               Page 6 of 19 Pages






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Series B Preferred Stock (i) has a liquidation preference of $10.00 per share,
(ii) has the right to vote as one class with the shares of Common Stock and the shares of Series A Preferred Stock, with each share of Series B Preferred Stock entitling the holder thereof to such number of votes as shall be equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is then convertible, (iii) is entitled to dividends at the same rate as such dividends are declared with respect to the shares of Common Stock and the Series A Preferred Stock, with each share of Series B Preferred Stock being deemed to represent such number of shares of Common Stock into which it is then convertible, (iv) is not be subject to any redemption rights in favor of the Company and (v) is subject to mandatory conversion into 13 1/3 shares of Common Stock (subject to adjustment) upon the later of (A) January 1, 1998 or (B) the filing by the Company of the Charter Amendment. Pursuant to a covenant contained in the Series B Certificate of Designation, the Company is obligated to use its best efforts to cause the Charter Amendment to be approved by its stockholders as soon as possible following the closing of the transactions contemplated by the Subsequent Securities Purchase Agreement and to file the Charter Amendment with the Secretary of State of Delaware promptly following such stockholder approval.

               The Initial Blackhawk Shadow Warrant and the Subsequent Blackhawk Shadow Warrant (collectively, the "Blackhawk Shadow Warrants") provide Blackhawk the right to acquire up to an aggregate of 7,612,350 shares of Common Stock (subject to adjustment) under certain circumstances and the Webster Shadow Warrant and the Ziegler Shadow Warrant provide Webster and Ziegler the right to acquire up to an aggregate of 296,004 shares of Common Stock (subject to adjustment) and 296,005 shares of Common Stock (subject to adjustment), respectively, in each case, under certain circumstances. The Blackhawk Shadow Warrants and the Webster/Ziegler Shadow Warrants (collectively, the "Shadow Warrants") are essentially anti-dilution devices that are exercisable only in the event that certain designated warrants that were outstanding on the date of the Bridge Loan Securities Purchase Agreement (the "Subject Warrants") are exercised, and in such event, only with respect to such percentage of the aggregate number of shares issuable pursuant to the Subject Warrants (hereinafter, the "Exercise Shares") as equals, in the aggregate, approximately 65% of the sum of the maximum amount of Exercise Shares and the maximum amount of shares issuable under the Shadow Warrants, in the aggregate. The exercise price for the Shadow Warrants is $0.20 per share.

               Pursuant to Section 1.6(i) of the Securities Purchase and Exchange Agreement, and in satisfaction of the requirements set forth in the Consulting Agreement, the Company and Ziegler entered into a certain stock option agreement dated July 18, 1997 (the "Stock Option Agreement"), providing for the Company's grant to Ziegler of stock options (the "Ziegler Options") to acquire 50,000 shares of Common Stock. The Ziegler Options (i) are immediately exercisable and not subject to any vesting requirements or other conditions,
(ii) expire upon the earlier of the fifth anniversary of the date of the Stock Option Agreement or the ninetieth (90th) day after Ziegler ceases to serve as a director of the Company or a consultant under the Consulting Agreement, (iii) have an exercise price of $0.75 per share and (iv) are freely transferable (subject to applicable federal and state securities laws). The Consulting Agreement further provides that upon any request by Ziegler, the Company and Haber shall use their best efforts to cause Ziegler to be elected as a director of the Company so long as Ziegler and/or any

                               Page 7 of 19 Pages





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person or entity controlled by or affiliated with Ziegler shall hold at least 3%
(on a fully diluted basis, including holdings of debt which may be converted into equity securities and warrants to purchase equity securities) of the equity securities of the Company.

               It was a condition precedent to the obligations of Blackhawk and the Reporting Persons (sometimes hereinafter collectively referred to as the "Purchasers") to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement that prior to or contemporaneously with such closing, the Company effect a management reorganization, consisting of several changes in the Board of Directors and senior management. The changes at the Board level involved the increase in the total number of directors from four to five, the resignations of two outside directors and one management director (who would remain as an executive officer of the Company), the election of each of the Reporting Persons to fill two of the four vacancies caused by such resignations and increase in the size of the Board, and the election of two other new directors to be selected by the new Board. The changes in senior management, which resulted in part from a repositioning of the Company from an oil and gas exploration and production company to a provider of "3-D" seismic services, involved (i) the addition of (A) a new President and chief operating officer, who became responsible for the day to day operations of the Company's seismic acquisition business, (B) a chief technology officer (elected to the position of Vice President-Technology) and (C) a new chief financial officer (elected to the position of Vice President and Chief Financial Officer) and (ii) the change in title and duties of two incumbent executive officers of the Company, including the former President of the Company becoming the Chairman and Chief Executive Officer of the Company. In addition, as part of this management reorganization a fourth new executive officer was added at the subsidiary level, in connection with the Company's acquisition of a new subsidiary engaged in the seismic acquisition services business, which acquisition was also a condition precedent to the closing of the transactions contemplated by the Securities Purchase and Exchange Agreement.

               The obligations of the Purchasers to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement were also subject to the following conditions: (i) the execution and delivery by the Company of
(A) the Registration Rights Agreement (as defined in Item 6 below) and (B) the Monitoring Agreement, (ii) the filing by the Company with the Secretary of State of Delaware of (A) an amendment to the Certificate of Incorporation of the Company that was approved by the stockholders of the Company at its last annual meeting of stockholders, providing for the creation of 2,500,000 shares of series preferred stock, par value $10.00 per share, and (B) the Series A Certificate of Designation, and (iii) the payment by the Company of the reasonable legal fees and other expenses of the Purchasers' counsel. The obligations of the Company to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement were subject to the following conditions: (i) the surrender of the Senior Notes to the Company for cancellation, (ii) the return to the Company of the subsidiary stock certificates that had been pledged by the Company to secure the indebtedness represented by the Senior Notes and (iii) the execution by the Reporting Persons of such releases and other documents as the Company shall require to evidence the release and termination of all liens and security interests granted to the Reporting Persons in connection with the transactions contemplated by the Bridge Loan Securities Purchase Agreement.

                               Page 8 of 19 Pages





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               The Subsequent Securities Purchase Agreement provided that the following events would take place at or prior to the closing of the transactions contemplated thereby: (i) the execution and delivery of an amendment to the Registration Rights Agreement, (ii) the filing by the Company of the Series B Certificate of Designation and (iii) the payment by the Company of the reasonable legal fees and other expenses of Blackhawk's counsel.

               As a result of the issuance of an aggregate of 5,500,000 shares of Common Stock to the Purchasers pursuant to the Securities Purchase and Exchange Agreement, and the issuance by the Company of an aggregate of 400,000 shares of its Common Stock to pursuant to the terms of a certain stock purchase agreement providing for the Company's acquisition of Signature Geophysical Services, Inc., and assuming the conversion of the Series A Preferred Stock into Common Stock, the number of shares purchasable by each of the Reporting Persons pursuant to the Bridge Loan Warrants previously issued by the Company to him, was increased from 500,000 shares to 1,347,922 shares and the purchase price per share was decreased from $0.75 to $0.2782, in each case, pursuant to the adjustment provisions thereof. After giving effect to the adjustment to the Bridge Loan Warrants triggered by the conversion of the shares of Series A Preferred Stock into shares of Common Stock, the Bridge Loan Warrants are presently exercisable, in whole or in part at any time prior to 5:30 p.m., New York time, on December 31, 2002, for an aggregate of 2,695,844 shares of Common Stock (the "Bridge Loan Warrant Stock") at a purchase price per share of $0.2782 (the "Bridge Loan Warrant Price"). The number of shares of Bridge Loan Warrant Stock and the Bridge Loan Warrant Price are subject to further adjustment upon the occurrence of specified events, in accordance with Section 4 of the Bridge Loan Warrants. The conversion of the Series B Preferred Stock into Common Stock will trigger further adjustment to the number of shares of Bridge Loan Warrant Stock and the Bridge Loan Warrant Price.

               The Common Stock, Series A Preferred Stock, Series B Preferred Stock and the Shadow Warrants acquired directly and indirectly (through Blackhawk) by the Reporting Persons pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement and the Subsequent Securities Purchase Agreement (collectively, the "Securities Purchase Agreements"), were acquired by the Reporting Persons not only for investment purposes, but also for the purpose of acquiring control of the Company and influencing management.

               As further described in Item 6 below, contemporaneously with the execution and delivery of the Securities Purchase and Exchange Agreement, Blackhawk and BCP entered into an investment monitoring agreement with the Company (the "Monitoring Agreement").

               Although there is no present intention to do so, either of the Reporting Persons may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to his respective evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, money and stock market conditions and other future developments.

                               Page 9 of 19 Pages






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               Depending upon the results of the reviews and the other factors mentioned above, either of the Reporting Persons, at any time, may decide to change his intention with respect to the acquisition and/or retention of shares of Common Stock (or common stock equivalents, as the case may be), including, without limitation, a determination to increase, decrease or entirely dispose of his holdings of Common Stock (or common stock equivalents, as the case may be), although, except for the direct or indirect (through Blackhawk) acquisition of shares of Common Stock by the Reporting Persons upon the automatic conversion of the shares of Series A Preferred Stock and/or shares of Series B Preferred Stock, and/or upon the exercise in whole or in part of any of the Shadow Warrants, the Bridge Loan Warrants or the Ziegler Options, in each case, in accordance with the terms thereof, neither of the Reporting Persons has any current intention to do so.

               Either of the Reporting Persons may also seek to influence the management of the Company in his capacity as a director of the Company and/or approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.

               The descriptions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Preferred Stock, the Series B Preferred Stock, the Shadow Warrants, the Stock Option Agreement and the Monitoring Agreement (in each case, inclusive of the other agreements which are exhibits thereto) contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Certificate of Designation, the Series B Certificate of Designation, the Shadow Warrants, the Stock Option Agreement and the Monitoring Agreement, copies of which are attached as Exhibits to the New Schedule 13D and incorporated herein by reference, all as more fully described in Item 7 below. The descriptions of the Bridge Loan Warrants and the Consulting Agreement contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Form of Bridge Loan Warrant and the Consulting Agreement, copies of which are attached as Exhibits to the Initial Group Filing and incorporated herein by reference, all as more fully described in Item 7 below.

               Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), neither of the Reporting Persons has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number and percentage of shares of Common Stock (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock, although the Series A Preferred Stock might not be converted into Common Stock within sixty (60) days of the acquisition thereof and the Series B Preferred Stock will not be converted into shares of Common Stock within sixty (60) days of the acquisition thereof,

                               Page 10 of 19 Pages





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



since both the Series A Preferred Stock and the Series B Preferred Stock presently are entitled to dividend and voting rights as though same had been converted into shares of Common Stock) beneficially owned by the Reporting Persons are as follows:

               The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 10,347,915 shares of Common Stock, or approximately 64.5% of the 16,034,543 shares of Common Stock that would be issued and outstanding after giving effect to the consummation of the transactions contemplated by the Securities Purchase Agreements (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock) and assuming the exercise of the Bridge Loan Warrants owned by Webster to acquire 1,347,922 shares of Common Stock, which number and percentage include the 8,666,667 shares owned of record (assuming the conversion of the Preferred Stock into Common Stock) by Blackhawk, since Webster is a partner of BCP and BCP is the sole managing member of Blackhawk.

               The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 10,397,929 shares of Common Stock, or approximately 64.6% of the 16,084,543 shares of Common Stock that would be issued and outstanding after giving effect to the consummation of the transactions contemplated by the Securities Purchase Agreements (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock), and assuming the exercise of the Bridge Loan Warrants owned by Ziegler and the Ziegler Options to acquire an aggregate of 1,397,922 shares of Common Stock, which number and percentage include the 8,666,667 shares owned of record (assuming the conversion of the Preferred Stock into Common Stock) by Blackhawk, since Ziegler is a partner of BCP and BCP is the sole managing member of Blackhawk.

               Notwithstanding the foregoing, if Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of securities of the Company pursuant to the Securities Purchase and Exchange Agreement, then each of Webster and Ziegler may be deemed to beneficially own an aggregate of 12,079,177 shares of Common Stock, or approximately 69.3% of the 17,432,465 shares of Common Stock that would be issued and outstanding (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock, the exercise of the Bridge Loan Warrants owned by Webster and Ziegler to acquire an aggregate of 2,695,844 shares of Common Stock, and the exercise of the Ziegler Options to acquire 50,000 shares of Common Stock). Each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other and the shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants and Ziegler Options owned of record by the other.

               The foregoing aggregate number and percentage of the Common Stock beneficially owned by the Reporting Persons as of the date hereof does not include any shares of Common Stock that may be issuable upon any exercise of any of the Shadow Warrants, as any such rights to acquire shares of Common Stock pursuant to the Shadow Warrants are not

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presently exercisable and are contingent upon the occurrence of events not within the control of either of the Reporting Persons, which events may or may not occur within 60 days of the date hereof, as the case may be.

               (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock, although the Series A Preferred Stock might not be converted into Common Stock within sixty (60) days of the acquisition thereof and the Series B Preferred Stock will not be converted into shares of Common Stock within sixty (60) days of the acquisition thereof, since both the Series A Preferred Stock and the Series B Preferred Stock presently are entitled to dividend and voting rights as though same had been converted into shares of Common Stock), as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

               Webster has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 333,326 shares of Common Stock owned of record by him (assuming the conversion of the Series A Preferred Stock owned by him into 104,160 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants owned by Webster, Webster will have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,347,922 shares of Common Stock issuable upon exercise of such Bridge Loan Warrants. In addition, Webster, as a general partner of BCP, the sole managing member of Blackhawk, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 8,666,667 shares of Common Stock owned beneficially and of record by Blackhawk (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock owned by Blackhawk into 3,625,000 shares of Common Stock).

               Ziegler has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 333,340 shares of Common Stock owned of record by him (assuming the conversion of the Series A Preferred Stock owned by him into 104,173 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants and Ziegler Options owned by Ziegler, Ziegler will have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,397,922 shares of Common Stock issuable upon exercise of such Bridge Loan Warrants and Ziegler Options. In addition, Ziegler, as a general partner of BCP, the sole managing member of Blackhawk, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 8,666,667 shares of Common Stock owned beneficially and of record by Blackhawk (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock owned by Blackhawk into 3,625,000 shares of Common Stock).

               In addition, notwithstanding the foregoing, if Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of the securities of the Company pursuant to the Securities Purchase Agreements, then (i) Webster may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 333,340

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shares of Common Stock owned of record by Ziegler (assuming the conversion of the Series A Preferred Stock owned by Ziegler into 104,173 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants and Ziegler Options owned by Ziegler, the 1,397,922 shares of Common Stock issuable upon the exercise of such Bridge Loan Warrants and Ziegler Options and (ii) Ziegler may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 333,326 shares of Common Stock owned of record by Webster (assuming the conversion of the Series A Preferred Stock owned by Webster into 104,160 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants owned by Webster, the 1,347,922 shares of Common Stock issuable upon the exercise of such Bridge Loan Warrants. Each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock (inclusive of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock) owned of record, and the shares of Common Stock issuable upon the exercise of the warrants and options (as the case may be) owned of record, by the other.

               (c) Except for the direct and indirect (through Blackhawk) acquisition of the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Ziegler Options, pursuant to the terms of the Securities Purchase Agreements (inclusive of the adjustments to the number of shares of Common Stock issuable upon exercise of the Bridge Loan Warrants triggered by the consummation of the transactions contemplated by the Securities Purchase and Exchange Agreement), all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, neither of the Reporting Persons has effected any transaction in the Common Stock. See Items 3 and 4 above and subsection (a) and (b) of this Item 5 for further details in connection with the acquisition of the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Ziegler Options pursuant to the Securities Purchase Agreements and the adjustments to the number of shares of Common Stock issuable upon exercise of the Bridge Loan Warrants.

               (d) As more fully described below in Item 6, (i) BCP, as the Managing Member of Blackhawk, is entitled to receive 25% of any and all distributions of cash (which may include proceeds from the sale of securities of the Company) and securities made by Blackhawk to its members after its members have received distributions equal to the sum of their investment in Blackhawk plus a specified preferred return thereon and (ii) BCP has entered into contractual arrangements with certain members of Blackhawk, including Ziegler, pursuant to which it agreed to pay to such persons a specified percentage of the distributions it received from Blackhawk.

               (e) Although neither of the Reporting Persons has ceased to be the beneficial holder of greater than 5% of the Common Stock of the Company, there will be no further amendments to the Initial Group Filing, as the Reporting Persons have joined in the Schedule 13D filing of Blackhawk and BCP, which filing is referred to herein as the New Schedule 13D. Any future change in the beneficial ownership of the securities of the Company by the Reporting Persons, or other material change with respect to the information set forth herein, will be disclosed by the Reporting Persons in an amendment to the New
Schedule 13D.

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ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

               As previously disclosed in Item 4 above, (i) the Reporting Persons and Blackhawk are (A) parties to the Securities Purchase and Exchange Agreement, which provided for the sale and issuance of the Common Stock, Series A Preferred Stock and Shadow Warrants to the Reporting Persons and Blackhawk (B) holders of the Series A Preferred Stock, which will be automatically converted into shares of Common Stock upon the filing of the Charter Amendment and (C) holders of the Shadow Warrants (inclusive of the New Blackhawk Shadow Warrant) which are exercisable for an aggregate of up to 8,204,359 shares of Common Stock, but only in the event that the Subject Warrants are exercised, (ii) Blackhawk is a (A) party to the Subsequent Securities Purchase Agreement, which provided for the sale and issuance of the Series B Preferred Stock and New Blackhawk Shadow Warrant to Blackhawk and (B) holder of the Series B Preferred Stock, which will be automatically converted into shares of Common Stock upon the later of the filing of the Charter Amendment or January 1, 1998, (iii) the Reporting Persons are holders of the Bridge Loan Warrants which are exercisable for an aggregate of 2,695,844 shares of Common Stock (after adjustment to give effect to the conversion of the Series A Preferred Stock into shares of Common Stock) and (iv) Ziegler is a party to the Stock Option Agreement which provided for the grant of the Ziegler Options to acquire 50,000 shares of Common Stock. See Item 4 above for further details with respect to the provisions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Preferred Stock, the Series B Preferred Stock, the Shadow Warrants, the Bridge Loan Warrants and the Ziegler Options.

               In addition, contemporaneously with the execution and delivery of the Securities Purchase and Exchange Agreement, (i) the Company, the Reporting Persons and Blackhawk entered into a Registration Rights Agreement (the "Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock owned or to be owned (whether pursuant to the conversion of the Series A Preferred Stock, any exercise of the Shadow Warrants, or otherwise acquired) by the Reporting Persons, Blackhawk, their affiliates or permitted transferees of the Series A Preferred Stock or Shadow Warrants and (ii) the Company, Blackhawk and BCP entered into the Monitoring Agreement, providing for the payment by the Company to BCP of an annual investment monitoring fee of $25,000 (the "Investment Monitoring Fee") for services to be performed by BCP with respect to the monitoring on behalf of Blackhawk of the investment in the Company made by Blackhawk pursuant to the Securities Purchase and Exchange Agreement. The Investment Monitoring Fee is payable quarterly in arrears on the last business day of March, June, September and December of each year, commencing on September 30, 1997. Contemporaneously with closing of the transactions contemplated by the Subsequent Securities Purchase Agreement, the Company, the Reporting Persons and Blackhawk entered into an Amendment to the Registration Rights Agreement (the "Amendment"; the Registration Rights Agreement, as amended by the Amendment, being sometimes hereinafter collectively referred to as the "Blackhawk Registration Rights Agreement"), pursuant to which the definition of Registrable Securities was amended to

                               Page 14 of 19 Pages





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include the shares of Common Stock issuable upon the conversion of the Series B
Preferred Stock and the exercise of the New Blackhawk Shadow Warrant.

               As previously disclosed in Item 4 above and in the Initial Group Filing, contemporaneously with the execution and delivery of the Bridge Loan Securities Purchase Agreement, (i) the Company and the Reporting Persons entered into a certain registration rights agreement (the "Bridge Loan Registration Rights Agreement") and (ii) the Company entered into the Consulting Agreement with Ziegler. The Bridge Loan Registration Rights Agreement requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act, the shares of Common Stock owned or to be owned (whether pursuant to any exercise of the Bridge Loan Warrants, the issuance of certain PIK Stock Interest under the Senior Notes, the conversion of the principal amount of the Senior Notes, or otherwise acquired) by the Reporting Persons, their affiliates or permitted transferees of the Bridge Loan Warrants or Senior Notes. As part of the consummation of the transactions contemplated by the Securities Purchase and Exchange Agreement, the Senior Notes were surrendered to the Company by the Reporting Persons for cancellation, in exchange for shares of Common Stock, shares of Series A Preferred Stock and the Webster/Ziegler Shadow Warrants; however, the Bridge Loan Registration Rights Agreement remains in full force and effect with respect to any other Registrable Securities (as defined therein) covered thereby. The Consulting Agreement provides that in consideration of certain strategic planning and other consulting services to be provided to the Company and its subsidiaries by Ziegler, as determined from time to time by Ziegler and the President of the Company, Ziegler shall be paid a quarterly consulting fee (the "Consulting Fee") equal to one half of 1% of the total investment made by Ziegler and certain other persons in debt and equity securities of the Company that is outstanding as of the end of each quarter during the three year term of such agreement. The Consulting Fee is to be paid quarterly in arrears on the last business day of March, June, September and December, commencing on September 30, 1997. The Consulting Agreement further provides that upon any request by Ziegler, the Company and Haber shall use their best efforts to cause Ziegler to be elected as a director of the Company so long as Ziegler and/or any person or entity controlled by or affiliated with Ziegler shall hold at least 3% (on a fully diluted basis, including holdings of debt which may be converted into equity securities and warrants to purchase equity securities) of the equity securities of the Company. The securities issued to the Reporting Persons and Blackhawk pursuant to the Securities Purchase and Exchange Agreement and the securities issued to Blackhawk pursuant to the Subsequent Securities Purchase Agreement are includable for purposes of calculating both the Consulting Fee and the three percent (3%) threshold for the director election provision described above. The execution and delivery by the Company of the Stock Option Agreement, and the grant to Ziegler of the Ziegler Options thereunder, satisfied another provision of the Consulting Agreement.

               Pursuant to Article V of that certain Limited Liability Company Agreement of Blackhawk dated as of July 18, 1997 (the "Blackhawk LLC Agreement"), once the members of Blackhawk have received distributions of cash and/or securities equal in value to the sum of a specified priority return on their investment in Blackhawk and the amount of such investment ("Payout"), BCP, as the managing member of Blackhawk, is entitled to receive 25% of all subsequent distributions made by Blackhawk of (i) available cash flow from Blackhawk (which

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may include proceeds from the sale of Common Stock or other securities of the
Company) and (ii) securities of the Company (the "BCP Contingent Interest"). As previously disclosed above, the Reporting Persons are the sole partners of BCP.

               BCP is a party to certain profit sharing agreements (individually, a "Profit Sharing Agreement" and collectively, the Profit Sharing Agreements"), pursuant to which it agreed to pay a specified percentage (individually, an "Allocation Percentage" and collectively, the "Allocation Percentages") of the net distributions that it receives from Blackhawk under the terms of the Blackhawk LLC Agreement to certain persons and entities who are members of Blackhawk (collectively, the "Special Participants"). In some instances, such payments to Special Participants involve consideration, while other such payments do not involve consideration. The aggregate Allocation Percentages under the Profit Sharing Agreements is approximately twenty percent (20%) of the BCP Contingent Interest, or approximately five percent (5%) of all distributions to be made by Blackhawk under the Blackhawk LLC Agreement after Payout. Ziegler is one of the Special Participants, with an Allocation Percentage of 0.67%.

               The descriptions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Preferred Stock, the Series B Preferred Stock, the Shadow Warrants, the Stock Option Agreement, the Monitoring Agreement, the Blackhawk Registration Rights Agreement, the Blackhawk LLC Agreement and the Profit Sharing Agreements (in each case, inclusive of the other agreements which are exhibits thereto) contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Certificate of Designation, the Series B Certificate of Designation, the Shadow Warrants, the Stock Option Agreement, the Monitoring Agreement, the Blackhawk Registration Rights Agreement, the Blackhawk LLC Agreement and the Form of Profit Sharing Agreement (inclusive of a Schedule of the Special Participants and their Allocation Percentages), copies of which are attached as Exhibits to the New Schedule 13D and incorporated herein by reference, all as more fully described in Item 7 below. The descriptions of the Bridge Loan Warrants, the Consulting Agreement and the Bridge Loan Registration Rights Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Form of Bridge Loan Warrant, the Consulting Agreement and the Bridge Loan Registration Rights Agreement, copies of which are attached as Exhibits to the Initial Group Filing and incorporated herein by reference, all as more fully described in Item 7 below.

               Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), neither of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Persons or among either of the Reporting Persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        I. Securities Purchase and Exchange Agreement referred to in the Introduction and in Items 3, 4, 5 and 6 (Incorporated by reference to Exhibit II to the New Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).

        II. Subsequent Securities Purchase Agreement referred to in Items 3, 4, 5 and 6 (Incorporated by reference to Exhibit III to the New
               Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).

        III. Series A Certificate of Designation referred to in Items 4 and 6 (Incorporated by reference to Exhibit IV to the New Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission)

        IV. Series B Certificate of Designation referred to in Items 4 and 6 (Incorporated by reference to Exhibit V to the New Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).

        V. Shadow Warrants referred to in Items 3, 4, 5 and 6 (Incorporated by reference to Exhibits VI(a), VI(b), VI(c) and VI(d) to the New
               Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).

        VI. Stock Option Agreement referred to in Items 4 and 6 (Incorporated by reference to Exhibit VII to the New Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).

        VII. Monitoring Agreement referred to in Items 4 and 6 (Incorporated by reference to Exhibit VIII to the New Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).

        VIII. Form of Bridge Loan Warrant referred to in the Introduction and in Items 3, 4, 5 and 6 (Incorporated by reference to Exhibit IV to the Initial Group Filing filed by the Reporting Persons with the Commission on May 5, 1997).

        IX. Consulting Agreement referred to in Items 4 and 6 (Incorporated by reference to Exhibit VI to the Initial Group Filing filed by the Reporting Persons with the Commission on May 5, 1997).

        X. Blackhawk Registration Rights Agreement referred to in Item 6 (Incorporated by reference to Exhibits XI(a) and XI(b) to the New
               Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).



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        XI.    Bridge Loan Registration Rights Agreement referred to in Item 6
               (Incorporated by reference to Exhibit V to the Initial Group Filing filed by the Reporting Persons with the Commission on May 5, 1997).

        XII. Blackhawk LLC Agreement referred to in Item 6 (Incorporated by reference to Exhibit XIII to the New Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).

        XIII. Form of Profit Sharing Agreement (inclusive Schedule of Special Participants and their respective Allocation Percentages) referred to in Item 6 (Incorporated by reference to Exhibit XIV to the New Schedule 13D being filed contemporaneously by Blackhawk, BCP and the Reporting Persons with the Commission).



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                                    SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.




Dated:   October 16, 1997                    /s/ STEVEN A. WEBSTER
        ---------------------------------   ------------------------------------
                                            Steven A. Webster, Individually




Dated:   October 16, 1997                    /s/ WILLIAM R. ZIEGLER
        ---------------------------------   ------------------------------------
                                            William R. Ziegler, Individually





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